ACCELRATE POWER SYSTEMS INC.

Suite 1370 – 1140 West Pender Street

Vancouver, BC

V6E 4G1

Phone (604) 688-8656

Fax: (604) 688-8654

www.accelrate.com

email reimar@accelrate.com

Consolidated Financial Statements

June 30, 2005 and 2004

Index

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

MANAGEMENT’S COMMENTS ON UNAUDITED

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of AccelRate Power Systems Inc. for the six months ended June 30, 2005 have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied and are the responsibility of the Company’s management. These statements have not been reviewed by the Company’s independent auditors.

	AccelRate Power Systems Inc.
	Consolidated Balance Sheet
	(Unaudited – Prepared by Management)
		June 30	December 31
		2005	2004
	ASSETS
	Current assets
	Cash and cash equivalents	$317,144	$478,211
	Sundry receivables	14,326	18,604
	Inventory	16,734	16,734
	Prepaid expenses and deposits	19,053	26,844
	Total current assets	367,257	540,393

	Property and equipment	62,302	67,295

	Intangible assets	924,838	924,838

	TOTAL ASSETS	$1,354,397	$1,532,526

	LIABILITIES
	Current liabilities
	Accounts payable and accrued liabilities	$141,315	$116,666
	Term debt	220,114	216,236

	Total liabilities	361,429	332,902

	SHAREHOLDERS' EQUITY

	Share capital	8,719,266	8,317,030

	Share subscription	6,300	-

	Contributed surplus	663,706	488,221

	Deficit	(8,396,304)	(6,605,627)

	Total shareholders’ equity	992,968	1,199,624

	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,354,397	$1,532,526

Approved by the Directors:	"Reimar Koch"	"Caspar Koch"
	Reimar Koch	Caspar Koch

AccelRate Power Systems Inc.
Consolidated Statement of Operations and Deficit (Unaudited – Prepared by Management)
	Three	Three	Six	Six
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	June	June	June	June
	2005	2004	2005	2004

Sales revenue	$-	$6,300	$-	$6,300

Administrative expenses
Accounting and administration fees	25,100	5,449	32,885	10,939
Advertising and promotions	50,084	2,407	55,193	11,588
Amortization	5,067	5,610	10,085	10,860
Audit fees	-	12,500	-	12,500
Automobile and travel	13,048	17,765	22,223	21.393
Consulting fees	36,705	75,367	71,793	107,647
Interest expenses	8,339	-	16,678	-
Legal	44,977	8,072	54,156	24,076
Listing and filing fees	15,461	9,251	22,132	18,773
Office and miscellaneous	30,040	31,780	41,580	56,208
Rent and utilities	15,164	14,540	30,440	30,955
Research and development	-	-	-	-
Salaries and benefits	107,941	47,610	191,628	94,250
Stock based compensation	178,632	51,388	239,476	113,721
Telephone	3,945	2,852	6,879	5,296
Interest and other income (recovery)	(3,244)	-	(4,469)	-

	531,259	284,481	790,677	518,206

Loss for the period	(531,259)	(278,181)	(790,677)	(511,906)

Deficit, beginning of period	(7,865,045)	(6,593,446)	(7,605,627)	(6,300,538)

Cumulative effect of a change in an accounting policy	-	-	-	(59,184)

Deficit, end of period	$(8,396,304)	(6,871,627)	$(8,396,304)	$(6,871,627)

Loss per share
- basic and diluted	(0.02)	(0.01)	$(0.03)	$(0.03)

Weighted average number of
common shares outstanding
- basic and diluted	23,676,688	20,972,788	23,642,028	19,639,272

AccelRate Power Systems Inc
Consolidated Statement of Cash Flows
(Unaudited - Prepared by Management)
	Three	Three	Six	Six
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
June 30		June 30	June 30	June 30
	2005	2004	2005	2004
Cash flows from (used in) operating activities
Loss for the period	$(531,259)	$(278,181)	$(790,677)	$(511,906)
Adjustment for item not involving cash:
- amortization	5,067	5,610	10,085	10,860
- interest expense on convertible debenture	1,939	1,819	3,878	3,640
- stock-based compensation	178,632	51,388	239,476	113,721

	(345,621)	(219,364)	(537,238)	(383,685)
Change in non-cash working capital items:
- sundry receivable	(7,329)	23,883	4,278	43,177
- subscriptions receivable	-	-	-	2,100
- prepaid expenses	4,642	(16,395)	7,791	(24,869)
- accounts payable and accrued liabilities	30,234	(14,714)	24,649	(30,884)

	(318,074)	(226,590)	(500,520)	(394,161)

Cash flows from financing activities
Issuance of shares for cash	253,500	626,200	350,845	664,900
Proceeds (redemption) from share subscription and issuance	(3,500)	-	(6,300)	(2,700)

	250,000	626,200	344,545	662,200

Cash flows used in investing activities
Purchase of equipment	(1,755)	(18,041)	(5,092)	(19,899)

Change in cash and cash equivalents	(69,829)	381,569	(161,067)	(248,140)

Cash and cash equivalents (deficiency),
beginning of period	386,973	94,730	478,211	228,159
Cash and cash equivalents (deficiency),
end of period	$317,144	$476,299	$317,144	$476,299

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Six Months ended June 30, 2005

(Unaudited – Prepared by Management)

1.

Basis of Presentation

These interim financial statements have been prepared using the same accounting policies and methods of their application as the most recent annual financial statements of the Company. These interim financial statements do not include all disclosures normally provided in the annual financial statements and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2004. In management’s opinion, all adjustments necessary for fair presentation have been included in these interim financial statements. Interim results are not necessary indicative of the results expected for the fiscal year. Certain comparative figures have been reclassified to conform to the current period’s presentation.

2.

Property and Equipment

	June 30, 2005
		Accumulated	Net book
	Cost	Amortization	value
Computer equipment	$ 36,651	$ 23,110	$ 13,541
Computer software	4,353	4,075	278
Leasehold improvements	34,601	27,700	6,901
Office furniture and equipment	40,365	28,960	11,405
Research equipment	63,646	35,213	28,433
Vehicle	3,000	1,256	1,744
Totals	$ 182,616	$ 120,314	$ 62,302

	December 31, 2004
		Accumulated	Net book
	Cost	Amortization	value
Computer equipment	$ 33,108	$ 21,116	$ 11,992
Computer software	4,170	3,970	200
Leasehold improvements	34,601	24,240	10,361
Office furniture and equipment	39,362	27,776	11,586
Research equipment	63,283	32,159	31,124
Vehicle	3,000	968	2,032
Totals	$ 177,524	$ 110,229	$ 67,295

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Six Months ended June 30, 2005

(Unaudited – Prepared by Management)

3.

Intangible Asset

In fiscal year 2004, the Company acquired the title to a patent entitled “Sequential pulse method for fast battery charging”, and all technology related thereto.  The purchase price was $900,000, paid by the issuance of 3,000,000 common shares of the Company.

Costs capitalized as at December 31, 2004 is as follows:

Purchase price

$900,000

Patent registration costs

    24,838

$924,838

The technology cost will be amortized over its estimated useful life upon commercialization of the product.

4.

Term Debt

In the first quarter of 2004, the Company renewed the loans from an officer and director of the Company with the new repayment term and conversion feature to March 31, 2008.  The loans bear interest at the rate of 10% per annum until paid in full.  Upon the renewal of term debt, the amount is allocated between liability and equity components of the term debt.  The Company applied the residual approach which $219,456 and $36,544 were recorded as the liability and equity component, respectively.  The liability component represents the present value of term debt discounted using the interest rate that would have been applicable to non-convertible debt.  Over the term of the term debt the liability and the interest components are accredited to their face value.

The loans are convertible at the option of the lender into units at $0.495 per unit until March 31, 2006, $0.545 per unit until March 31, 2007 and $0.60 per unit until March 31, 2008.  Each unit consists of one common share and one warrant exercisable to purchase one additional common share until the earlier of March 31, 2008, and the second anniversary of the conversion date and the exercise prices of the warrants will match the loan conversion prices. As of June 30, 2005, interest of $1,939 was accredited to the term debt and $6,400 was accrued.  The accrued and unpaid interest will be convertible into shares at the closing price of the Company’s shares on the TSX Venture Exchange on the day immediately preceding the conversion date.

As a result to the above loan, 568,889 common shares of the Company are issuable to the lender upon any conversion of the loan into common shares of the Company.   An additional 568,889 common shares of the Company are also issuable to the lender on the exercise of the warrants on the conversion of the loan.

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Six Months ended June 30, 2005

(Unaudited – Prepared by Management)

5.

Share Capital

(a)

Authorized:

50,000,000 common shares without par value.

100,000,000 preferred shares without par value.

(b)

Issued:

	Shares	Amount
Balance, December 31, 2004	23,412,749	$ 8,317,030
Pursuant to exercise of options at $0.25 to $0.42 per share, including $50,933 contributed surplus attributed to stock-based compensation recognized	196,000	135,678
Balance, March 31, 2005	23,608,749	$ 8,452,708
Exercise of warrants at $1.35 per share	160,000	216,000
Pursuant to exercise of options at $0.35 to $1.08 per share, including $13,058 contributed surplus attributed to stock-based compensation recognized	77,500	50,558
Balance, June 30, 2005	23,846,249	$ 8,719,266

(c)

There are no share purchase warrants outstanding as at June 30, 2005.

(d)

The Company issued 3,000,000 common shares subject to an escrow agreement to an officer of the Company.  The shares may not be transferred, assigned or otherwise dealt with without the consent of the regulatory authorities having jurisdiction.  As at June 30, 2005, 1,500,000 shares have been released from escrow.

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Six Months ended June 30, 2005

(Unaudited – Prepared by Management)

6.

Stock Options

A summary of the status of options granted by the Company is as follows:

	2005		2004
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding as at the beginning of year	1,709,803	$ 0.45	1,556,000	$ 0.25
Exercised	(273,500)	$ 0.45	(585,000)	$ 0.55
Granted	1,202,500	$ 1.46	415,000	$ 0.25
Options outstanding as at June 30	2,638,803	$ 0.91	1,386,000	$ 0.39
Options exercisable as at June 30	1,457,463	$ 0.57	1,068,900	$ 0.34

	2005	2004
Weighted average remaining contractual life	1.39 years	2.20 years
Weighted average fair value of options granted	$0.50	$0.31

During the six months ended June 30, 2005, the Company granted 1,202,500 stock options exercisable at a weighted average exercise price of $1.46 for a period of two years to officers, consultants and employees of the Company.

For disclosure purposes, the fair value of each option granted to non-employees has been estimated as of the date of grant using the Black-Scholes Option Pricing Model with the following assumptions:

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Six Months ended June 30, 2005

(Unaudited – Prepared by Management)

6.

Stock Options  (continued)

	2005	2004
Risk-free interest rate	2.89%	3.00%
Dividend yield	0%	0%
Volatility	71%	67%
Approximate expected lives	2 years	3 years

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide reliable measure of the fair value of the Company’s stock options.

Prior to January 1, 2004, the Company applied the intrinsic value method for options granted to employees and directors.  Had the fair value based method of accounting for stock-based compensation been used for options granted in 2002, the Company’s net loss and net loss per share would have been increased to the pro-forma amounts indicated below:

	June 30, 2005	June 30, 2004
Net (loss) for the period:
- as reported	$ (790,677)	$ (511,906)
- pro-forma	$ (861,540)	$ (586,751)
Basic and diluted (loss) per share:
- as reported	$(0.03)	$(0.03)
- pro-forma	$(0.04)	$(0.03)

The following table sets forth the continuity of contributed surplus for the six month period ended June 30, 2005:

Opening balance, December 31, 2004	$ 488,221
Reallocation to share capital of the estimated fair value of 287,500 stock options recognized in prior periods that were exercised during the period ended June 30, 2005	(63,991)
Stock-based compensation expense during the period	239,476
Balance, June 30, 2005	$ 663,706

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Six Months ended June 30, 2005

(Unaudited – Prepared by Management)

7.

Related Party Transactions

(a)

The following expenses were accrued to directors and senior officers:

	June 30, 2005	December 31, 2004

Salaries and benefits	-	46,000
Consulting fees	178,068	150,000

(b)

See Note 4 for particulars of the two convertible loans advanced by an officer and director of the Company.

8.

Subsequent Event

Subsequent to June 30, 2005:

a)

the Company granted stock options to directors, officers, employees and consultants to purchase up to an aggregate of 1,027,500 common shares at exercise prices of $1.49 per share and $1.50 per share;

b)

an aggregate of 84,500 common shares were issued upon exercise of stock options by various parties at exercise prices between $0.35 to $1.08, subsequent to March 31, 2005, for a total of $39,250;

c)

the share purchase warrants to purchase an additional 160,000 common shares at a price of $1.35 were exercised, raising an additional $216,000 for the Company; and

d)

by News Release dated July 26th, 205 the Company announced the expansion of its distributor network into Mexico by appointing leading distributor Standard Machinery& Supply Company S.A. de C.V.  Standard Machinery has placed an initial order for an AccelRate™ SC product destined to prove out the technology to some of their larger accounts.